UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 7, 2022

ISLEWORTH HEALTHCARE ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-40104	86-1216057
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification Number)

360 Central Avenue, First Central Tower, Suite #800

St. Petersburg, FL 33701

(Address of principal executive offices)

(727) 245-0146

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation to the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	ISLE	The NASDAQ Stock Market LLC
Warrants, each whole warrant exercisable for one share of Common Stock at an exercise price of $11.50 per whole share	ISLEW	The NASDAQ Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Introductory Note

As previously disclosed in our Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on April 26, 2022, Isleworth Healthcare Acquisition Corp., a Delaware corporation (“Isleworth”), entered into an Merger Agreement and Plan of Reorganization on April 26, 2022 (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among Isleworth, IHAC First Merger Sub Inc., a Delaware corporation and a direct, wholly-owned subsidiary of Isleworth (“First Merger Sub”), IHAC Second Merger Sub LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of Isleworth (“Second Merger Sub”), Cytovia Holdings, Inc., a Delaware corporation (“Cytovia”), and Isleworth Healthcare Sponsor I, LLC (“Sponsor”), a Delaware limited liability company.

The Merger Agreement provides for, among other things, the following transactions at the closing: (i) First Merger Sub will merge with and into Cytovia (the “First Merger”), with Cytovia as the surviving company in the First Merger as a wholly-owned subsidiary of Isleworth (the “Surviving Corporation”), and immediately following the First Merger and as part of the same overall transaction as the First Merger, the Surviving Corporation will merge with and into Second Merger Sub (the “Second Merger” and, together with First Merger, the “Mergers”), with Second Merger Sub being the surviving entity of the Second Merger (“Surviving Entity”). In connection with the Mergers, Isleworth will change its name to Cytovia Therapeutics, Inc. The Mergers and the other transactions contemplated by the Merger Agreement are hereinafter referred to as the “Business Combination.”

The Merger Agreement also provides for Isleworth to have, as of immediately prior to the closing, a minimum cash amount of $50 million or such other amount as may be agreed in writing by Isleworth and Cytovia (the “Minimum Cash Amount”), with such amount to include the amount of cash in Isleworth’s trust account, net of redemptions, plus proceeds from private placements and additional financings, less Isleworth’s transaction expenses. Isleworth’s satisfaction of the Minimum Cash Amount is a condition to closing the Business Combination under such Merger Agreement.

The description of the Merger Agreement and the transactions contemplated thereby contained in this Introductory Note does not purport to be complete and is subject to and qualified in its entirety by reference to the Merger Agreement, which was filed as Exhibit 2.1 to Isleworth’s Current Report on Form 8-K, filed with the SEC on April 26, 2022.

Item 1.01.	Entry into a Material Definitive Agreement.

On June 7, 2022, Isleworth, Cytovia, First Merger Sub, Second Merger Sub and Sponsor (together, the “Parties”), entered into the First Amendment (the “First Amendment”) to Merger Agreement and Plan of Reorganization, dated April 26, 2022, by and among the Parties.

The First Amendment replaces $50 million as the Minimum Cash Amount with a new definition consisting of the sum of $5 million, plus Isleworth’s transaction expenses and the amount of cash reasonably required for the Surviving Entity to conduct business as a publicly traded corporation for a period of one year following the closing date of the Business Combination or such other amount as may be agreed in writing by Isleworth and Cytovia (the “Amended Minimum Cash Amount”).

Further, the First Amendment provides for (1) the elimination of Isleworth’s satisfaction of the Minimum Cash Amount as a conditions to closing the Business Combination, (2) delivery by Cytovia of certain audited and unaudited financial statements by specified dates subject to certain limitations on breach under the Merger Agreement in the event of failure to so deliver, and (3) Isleworth, the Sponsor and Cytovia using reasonable best efforts to cause working capital of the Surviving Entity to be no less than the Amended Minimum Cash Amount.

The foregoing description of the First Amendment does not purport to be complete and is qualified in its entirety by the terms and conditions of the First Amendment, a copy of which is filed as Exhibit 2.2 to this Current Report on Form 8-K (this “Current Report”) and is incorporated herein by reference.

Additional Information and Where to Find It

This Current Report relates to a proposed business combination between Isleworth and Cytovia. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Isleworth intends to file a registration statement on Form S-4 that will include a proxy statement of Isleworth, an information statement of Cytovia and a prospectus of Isleworth. The proxy statement/information statement/prospectus will be sent to all Isleworth and Cytovia stockholders as of a record date to be established for voting on the proposed business combination and the other matters to be voted upon at a meeting of Isleworth stockholders to be held to approve the proposed business combination and other matters (the “Special Meeting”). Isleworth may also file other documents regarding the proposed business combination with the Securities and Exchange Commission (the “SEC”). After the registration statement on Form S-4 has been filed and declared effective, Isleworth will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed business combination. The definitive proxy statement/information statement/prospectus will contain important information about the proposed business combination and the other matters to be voted upon at the Special Meeting and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. Before making any voting decision, investors and security holders of Isleworth and Cytovia are urged to read the registration statement, the proxy statement/information statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed business combination as they become available because they will contain important information about the proposed business combination.

Investors and security holders will be able to obtain free copies of the proxy statement/information statement/prospectus, and all other relevant documents filed or that will be filed with the SEC by Isleworth, through the website maintained by the SEC at www.sec.gov, or by directing a request to Isleworth Healthcare Acquisition Corp., 360 Central Avenue, First Central Tower, Suite #800, St. Petersburg, FL 33701, attention: Dan Halvorson.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

Isleworth, Cytovia and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies from Isleworth stockholders in connection with the proposed transaction. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Isleworth directors and executive officers in Isleworth’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on March 29, 2022. To the extent that holdings of Isleworth securities have changed since the filing of the Annual Report on Form 10-K, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of Isleworth stockholders in connection with the proposed transaction will be set forth in the proxy statement/information statement/prospectus for the proposed transaction when available. Information concerning the interests of Isleworth participants in the solicitation, which may, in some cases, be different than those of Isleworth Healthcare Acquisition Corp.’s equity holders generally, will be set forth in the proxy statement/information statement/prospectus relating to the proposed transaction when it becomes available.

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy, any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law.

Forward Looking Statements

This Current Report on Form 8-K contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed business combination between Isleworth and Cytovia, including statements regarding the benefits of the proposed business combination, the anticipated timing of the proposed business combination, Cytovia’s expectations regarding cash runway, projections of market opportunity, operating results, debt levels, potential revenues, business strategies, various addressable markets, anticipated trends, industry environment, developments in markets in which Cytovia operates, the initiation, timing, progress, scope and results of Cytovia’s ongoing pre-clinical studies, planned clinical trials and research and development programs, the timing, availability and presentation of pre-clinical and regulatory developments, Cytovia’s ability to timely file and obtain approval of investigational new drug applications for its planned clinical trials, the potential benefits of Cytovia’s platforms, programs and product candidates, the development and the commercial potential, growth potential and market opportunity for Cytovia’s product candidates, if approved, and the drivers, timing, impact and results thereof, the potential and future results of current and planned collaborations, Cytovia’s ability to obtain and maintain regulatory approval of any of Cytovia’s product candidates, Cytovia’s plans to research, discover and develop additional product candidates, including by leveraging other technologies and expanding into additional indications, Cytovia’s ability to expand its manufacturing capabilities, and to manufacture its product candidates and scale production, Cytovia’s ability to meet certain milestones , and the effects of regulations and Isleworth’s or Cytovia’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “forecast,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” “positions,” “enables” and similar expressions (including the negative versions of such words or expressions).

Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this Current Report on Form 8-K, including but not limited to: (i) changes in domestic and foreign business, market, financial, political, economic and legal conditions; (ii) the risk that the proposed business combination may not be completed in a timely manner or at all, which may adversely affect the price of Isleworth’s securities; (iii) failure to realize the anticipated benefits of the business combination or to obtain additional financing, including financing it intends to obtain prior to the consummation of the business combination to meet the minimum cash condition contained in the business combination agreement related to the proposed business combination and to fund operations and future product development; (iv) risks relating to the uncertainty of projected information, including Cytovia’s ability to project future capital needs, cash utilization and potential cash inflows, and timing with respect to Cytovia and its product candidates; (v) uncertainties inherent in research and development, including related to safety, progression of and results from its ongoing pre-clinical studies and planned clinical trials candidates; (vi) difficulties arising from Cytovia’s third-party licenses, or supply-chain or manufacturing challenges; (vii) unexpected safety or efficacy data observed during pre-clinical or clinical studies; (viii) the failure of the data from Cytovia’s pre-clinical trials to be indicative in human trials; (ix) the ability of Cytovia to protect its intellectual property rights; (x) trends in the industry, changes in the competitive landscape, and delays or disruptions due to the COVID-19 pandemic, including the risk that the ongoing COVID-19 pandemic and the associated containment efforts may disrupt Cytovia’s business and/or the global healthcare system (including its supply chain) more severely than it has to date or more severely than anticipated; (xi) the effects of competition on Cytovia’s future business and the ability of the combined company to grow and manage growth profitably, maintain relationships with collaborators, manufacturers, suppliers, licensors or strategic partners and retain its management and key employees; (xii) changes in the legal and regulatory framework for the industry or unexpected litigation or disputes and future expenditures; (xiii) the risk that the proposed business combination may not be completed by Isleworth’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Isleworth; (xiv) the failure to satisfy the conditions to the consummation of the proposed business combination in the anticipated manner or on the anticipated timeline, including the approval of the proposed business combination by the stockholders of Isleworth and Cytovia, the satisfaction of the minimum trust account amount following redemptions by Isleworth’s public stockholders and the receipt of certain governmental and regulatory approvals; (xv) the effect of the announcement or pendency of the proposed business combination on Cytovia’s business relationships, performance, and business generally; (xvi) risks that the announcement and consummation of the proposed business combination disrupts current plans and operations of Cytovia and Isleworth and potential difficulties in Cytovia employee retention as a result of the proposed business combination; (xvii) the outcome of any legal proceedings that may be instituted against Isleworth or Cytovia related to the agreement and plan of merger or the proposed business combination; (xviii) the ability to maintain the listing of Isleworth’s securities on the NASDAQ or the combined company’s securities on the NASDAQ or another securities exchange; (xix) the price of Isleworth’s securities, including volatility resulting from changes in the competitive and highly regulated industries in which Cytovia plans to operate, variations in performance across competitors, changes in laws and regulations affecting Cytovia’s business and changes in the combined capital structure; (xx) any changes to accounting methods of Isleworth; and (xxi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed business combination, and identify and realize additional opportunities. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in Isleworth’ final proxy statement/information statement contained in the Form S-4 registration statement described above, including those under “Risk Factors” therein, the Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed by Isleworth, or that Isleworth files in the future, from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that neither Isleworth nor Cytovia presently knows, or that Isleworth or Cytovia currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Isleworth and Cytovia assume no obligation and, except as required by law, do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Isleworth and Cytovia anticipate that subsequent events and developments will cause Isleworth’s and Cytovia’s assessments to change. Neither Isleworth nor Cytovia gives any assurance that either Isleworth or Cytovia will achieve its expectations.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

2.1†	Merger Agreement and Plan of Reorganization, dated as of April 26, 2022, by and among Isleworth Healthcare Acquisition Corp., IHAC First Merger Sub Inc., IHAC Second Merger Sub LLC, Cytovia Holdings, Inc., and Isleworth Healthcare Sponsor I, LLC (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on April 26, 2022)

2.2	First Amendment to Merger Agreement and Plan of Reorganization dated as of June 7, 2022, by and among Isleworth Healthcare Acquisition Corp., IHAC First Merger Sub Inc., IHAC Second Merger Sub LLC, Cytovia Holdings, Inc., and Isleworth Healthcare Sponsor I, LLC.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

†

Certain of the exhibits and schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ISLEWORTH HEALTHCARE ACQUISITION CORP.

Date: June 10, 2022	By:	/s/ Dan Halvorson
	Name:	Dan Halvorson
	Title:	Board Director, EVP & CFO

Exhibit 2.2

FIRST AMENDMENT

TO

MERGER AGREEMENT AND PLAN OF REORGANIZATION

This FIRST AMENDMENT TO MERGER AGREEMENT AND PLAN OF REORGANIZATION dated as of June 7, 2022 (this “First Amendment”) is made by and among Isleworth Healthcare Acquisition Corp., a Delaware corporation (“Parent”), IHAC First Merger Sub Inc., a Delaware corporation and a direct, wholly owned subsidiary of Parent (“First Merger Sub”), IHAC Second Merger Sub LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of Parent (“Second Merger Sub”), Isleworth Healthcare Sponsor I, LLC, a Delaware limited liability company (the “Sponsor”) and Cytovia Holdings, Inc., a Delaware corporation (the “Company”). Parent, First Merger Sub, Second Merger Sub, the Sponsor (solely with respect to Section 2(d)) and the Company are each referred to in this First Amendment as a “Party” and collectively in this Agreement as the “Parties.”

WHEREAS, the Parties entered into that certain Merger Agreement and Plan of Reorganization, dated as of April 26, 2022 (the “Agreement”);

WHEREAS, Section 9.03 of the Agreement prohibits any modifications or amendments to the Agreement other than by written agreement of the Parties; and

WHEREAS, the Parties desire to amend the Agreement pursuant to Section 9.03 of the Agreement as herein provided.

NOW, THEREFORE, in consideration of the premises, the mutual covenants hereinafter contained, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, subject to the terms and conditions set forth herein, the Parties hereby agree as follows:

1. General. The Agreement is amended, as of the date hereof, by adding, deleting or otherwise modifying the provisions of the Agreement as noted herein. All other provisions of the Agreement remain intact and by signing below, each of the Parties reaffirms its agreement to be bound by the terms and conditions of the Agreement (as hereby amended by this First Amendment). This First Amendment is part of the Agreement. Capitalized terms used but not defined in this First Amendment shall have the same meanings ascribed to such terms in the Agreement.

2. Amendments.

a. The Parties have agreed to eliminate the condition to Closing that the Parent Cash on Hand shall not be less than the Minimum Cash Amount and therefore Section 8.03(f) of the Agreement is hereby deleted in its entirety.

b. The Parties have agreed that the definition of “Minimum Cash Amount” set forth in Section 1.01 of the Agreement shall be amended and restated so as to read as follows:

“Minimum Cash Amount” means the sum of $5,000,000, the Outstanding Parent Transaction Expenses, and the amount of cash reasonably required for the Surviving Entity to conduct the business of the Company as a publicly traded corporation for a period of one year following the Closing Date, or such other amount as may be agreed in writing by Parent and the Company.

c. The Parties have agreed that Section 7.15 of the Agreement is hereby amended and restated in its entirety as follows:

PCAOB Audited Financials; Unaudited Interim Financials. The Company shall deliver to Parent true and complete copies of (i) (a) the audited consolidated balance sheet of the Company and the consolidated Company Subsidiaries as of December 31, 2021 and December 31, 2020, and the related audited consolidated statements of income, changes in stockholder equity, and cash flows of the Company and the consolidated Company Subsidiaries for the years then ended, in each case, prepared in accordance with GAAP and Regulation S-X and audited in accordance with the auditing standards of the PCAOB (the “Annual PCAOB Audited Financials”) on or prior to June 30, 2022, and (b) unaudited financial statements, including consolidated balance sheets, statements of income, changes in stockholder equity, and cash flows, of the Company and the Company Subsidiaries as at and for the three-months ended March 31, 2022 , in each case, prepared in accordance with GAAP and Regulation S-X (the “Q1 Unaudited Interim Financial Statements”) on or prior to June 30, 2022, (ii) the unaudited financial statements, including consolidated balance sheets, statements of income, changes in stockholder equity, and cash flows, of the Company and the Company Subsidiaries as at and for the three-months ended June 30, 2022, in each case, prepared in accordance with GAAP and Regulation S-X (the “Q2 Unaudited Interim Financial Statements”) not later than August 13, 2022, if and to the extent that the Closing has not occurred by August 13, 2022 and this Agreement has not been earlier terminated pursuant to Section 9.01 and (iii) the unaudited financial statements, including consolidated balance sheets, statements of income, changes in stockholder equity, and cash flows, of the Company and the Company Subsidiaries as at and for the three-months ended September 30, 2022, in each case, prepared in accordance with GAAP and Regulation S-X (the “Q3 Unaudited Interim Financial Statements” and, collectively with the Q1 Unaudited Interim Financial Statements and the Q2 Unaudited Interim Financial Statements, the “Unaudited Interim Financials”) not later than November 11, 2022, if and to the extent that the Closing has not occurred by November 11, 2022 and this Agreement has not been earlier terminated pursuant to Section 9.01; provided, however, that if the Company fails to deliver the Annual PCAOB Audited Financials or Unaudited Interim Financials by the applicable deadlines specified in the foregoing clauses (i), (ii) and (iii), the Company will not be in breach of this Agreement (and Parent may not terminate this Agreement solely because of such failure to deliver such financial statements by the applicable deadlines) if, at the time such financial statements were otherwise required to be delivered, the Company has been exercising and continued to exercise its reasonable best efforts in good faith to deliver the applicable financial statements.

d. The Parties have agreed that the following is hereby added as a new Section 7.20(d) of the Agreement and that each reference in the Agreement to “solely with respect to Section 7.20(c)” is hereby replaced with “solely with respect to Sections 7.20(c) and 7.20(d)”:

Notwithstanding anything contained herein to the contrary, each of Parent, the Sponsor and the Company shall use its reasonable best efforts during the Interim Period to cause the sum of the Parent Cash on Hand and the working capital of the Company at Closing not to be less than the Minimum Cash Amount following the Closing Date; provided that, for such purposes, “reasonable best efforts” on the part of Parent and the Sponsor shall not require (i) the issuance of additional shares of Parent Common Stock by the Parent, (ii) the

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transfer of any Parent Common Stock by any affiliate of the Parent, (iii) the contribution or transfer of any consideration by the Parent or any of its affiliates; or (iv) the forfeiture by the Sponsor of more than 2,000,000 Forfeited Sponsor Shares; and provided, however, that the immediately preceding proviso shall not, for the avoidance of doubt, limit the obligations of Parent otherwise set forth in the Agreement, including Sections 7.10(d), 7.10(f), 7.20(b) and 7.20(c), in any manner.

e. The Parties have agreed that any and all issuances by the Company of convertible promissory notes and any and all issuances by the Company of warrants to purchase Company Common Stock, in each case, in respect of which Parent has provided its prior written consent during the Interim Period, shall be deemed to be included within the definition of “Permitted Financing” for all purposes under the Agreement.

3. Ratification. As amended by this First Amendment, the Agreement is in all respects ratified and confirmed, and as so amended by this First Amendment, the Agreement shall be read, taken and construed as one and the same instrument. Upon the execution of this First Amendment, each reference in the Agreement to “this Agreement,” “hereby,” “hereunder,” “herein,” “hereof” or words of like import referring to the Agreement shall mean and refer to the Agreement as amended by this First Amendment. Any and all notices, requests, certificates and other instruments executed and delivered prior to, on or after the date of this First Amendment may refer to the Agreement without making specific reference to this First Amendment, but nevertheless all references to the Agreement shall be a reference to such document as amended hereby.

4. Counterparts; Electronic Delivery. This First Amendment may be executed and delivered (including by facsimile or portable document format (pdf) transmission) in more than one counterpart, each of which shall be deemed an original, but all of which, taken together, shall constitute one and the same instrument and shall become effective when counterparts have been signed by each Party and delivered to the other Parties, it being understood that each Party need not sign the same counterpart. Delivery by email to counsel for the other Parties of a counterpart executed by a Party shall be deemed to meet the requirements of the previous sentence.

5. Miscellaneous. The provisions contained in Section 9.03 (Amendment), Section 9.04 (Waiver), Section 10.01 (Notices), Section 10.02 (Nonsurvival of Representations, Warranties and Covenants), Section 10.03 (Severability), Section 10.04 (Entire Agreement; Assignment), Section 10.05 (Parties in Interest), Section 10.06 (Governing Law), Section 10.07 (Waiver of Jury Trial), Section 10.08 (Headings), Section 10.10 (Specific Performance) and Section 10.11 (No Recourse) of the Agreement are hereby incorporated by reference into this First Amendment, mutatis mutandis, and made a part of this First Amendment as if set forth fully herein.

** Signature Page Follows **

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IN WITNESS WHEREOF, the Parties have each executed this First Amendment to Merger Agreement and Plan of Reorganization as of the day and year first written above.

ISLEWORTH HEALTHCARE SPONSOR I, LLC (SOLELY WITH RESPECT TO SECTION 2(D))

By:	/s/ Robert Whitehead
Name: Robert Whitehead
Title: Managing Member

ISLEWORTH HEALTHCARE ACQUISITION CORP.

By:	/s/ Robert Whitehead
Name: Robert Whitehead
Title: Chief Executive Officer

IHAC FIRST MERGER SUB INC.

By:	/s/ Dan Halvorson
Name: Dan Halvorson
Title: Chief Financial Officer

IHAC SECOND MERGER SUB LLC

By:	Isleworth Healthcare Acquisition Corp.
Its:	Managing Member

By:	/s/ Robert Whitehead
Name: Robert Whitehead
Title: Chief Executive Officer

CYTOVIA HOLDINGS, INC.

By:	/s/ Daniel Teper
Name: Daniel Teper
Title: Chief Executive Officer